

March 5, 2014

Via E-mail
David E. Snyder
Chief Financial Officer, Treasurer, and Secretary
KBS Strategic Opportunity REIT II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> **Re: KBS Strategic Opportunity REIT II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 13, 2014**
> **File No. 333-192331**

Dear Mr. Snyder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comments nos. 13 and 21 of our letter dated December 11, 2013. Please revise your disclosure in the summary and throughout your prospectus to clarify that you have no targeted allocation for investments, including U.S. real estate-related investments versus European investments. In addition, please clarify that you could invest in any of the asset classes, including all at the riskier end of the spectrum, and revise the risk factors accordingly.

What are the fees that you will pay to the advisor . . ., page 9

2.   We note your disclosure on pages 11-12 that you have entered into an errors and omissions and directors and officers liability insurance program with other KBS-affiliated entities. Please revise your disclosure to explain how your advisor and its insurance

broker will allocate the cost of coverage among the entities covered by the plan. In addition, please quantify the cost of coverage allocated to you, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Attorney-Advisor, at (202) 551-3466 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Laura Sirianni, Esq.